787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 17, 2015

VIA EDGAR

Mr. Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bernstein Fund, Inc. (the “Registrant”)
Pre-Effective Amendment No. 2 to the Initial Registration Statement filed on Form N-1A

International Strategic Equities Portfolio

International Small Cap Portfolio

Small Cap Core Portfolio

(each, a “Portfolio” and collectively, the “Portfolios”)

Securities Act File No. 333-207065;
Investment Company Act File No. 811-23100

Dear Mr. Oh:

On behalf of the “Registrant, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 11, 2015 regarding Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 1 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

For your convenience, the substance of your comments has been restated below, and the comments have been numbered to correspond to the comments provided in the Registrant’s previous response letter dated November 19, 2015, as applicable. The Registrant’s responses to each comment are set out immediately under the restated comment. The Registration Statement included two prospectuses and two statements of additional information (“SAI”) for two sets of share classes: i) SCB Class and Advisor Class shares (“Prospectus 1” and “SAI 1”), and ii) Class A, Class C, Advisor Class, Class R, Class K, Class I, and Class Z shares (“Prospectus 2” and “SAI 2”). Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. Unless noted otherwise, Item references are to the item number set forth in the Registration Statement.

PROSPECTUS – SUMMARY INFORMATION

Fees and Expenses of the Fund

Comment No. 2(b): For all classes of the International Strategic Equities Portfolio in each Portfolio, please show the amount expected to be waived and/or reimbursed as one line item directly below “Total Annual Fund Operating Expenses” as contemplated by Instruction 3(e) to Item 3 of Form N-1A.

Response:        The Registrant has made the requested change to the fee table.

Comment No. 2(c): Please confirm that the fee waiver described in footnote c to the fee table will continue for at least one year from the effective date of the filing.

Response:        The Registrant confirms that the fee waiver for each Portfolio will be in effect for no less than one year from the effective date of the Registration Statement.

Comment No. 27: The Staff notes that tables relating to the Advisor Class in Prospectus 1 and Class Z of Prospectus 2 of the International Strategic Equities Portfolio do not foot. Please confirm the figures in each fee table.

Response:        The Registrant has revised and confirmed the numbers in both fee tables.

Principal Strategies

Comment No. 4(c): Please provide supplementally to the Staff further details as to the circumstances under which the notional amount will be used to value derivatives, i.e., the types of derivatives and when in your estimation the notional value would be more appropriate than the mark-to-market value.

Response:        For purposes of valuing derivatives, each Portfolio generally will measure the exposure arising from such derivatives based on the current market value of such derivatives. This practice is consistent with how the Registrant measures derivatives for other compliance testing purposes, such as diversification, and aligned with the guidance articulated in the Report of the Task Force on Investment Company Use of Derivatives and Leverage (Jul. 6, 2010) and also highlighted in Investment Company Act Release No. 31835, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011). During periods of increased shareholder activity, for example, a Portfolio may look to “equitize” uninvested cash in stock index futures contracts in order to expose the Portfolio to the economic performance and risk of the underlying basket of the equity securities of the futures contract. In such instances, the Registrant may consider the notional exposure of the stock index futures contract in the context of the overall Portfolio’s equity exposure.

Comment No. 4(d): The fourth paragraph indicates that the Fund may engage in swaps transactions.

(ii): If the Fund may engage in total return swaps, please note that an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please confirm that segregated assets are being set aside in the appropriate amount. Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:        The Registrant confirms that an appropriate amount of assets will be segregated if the Fund engages in total return swaps, as required by Commission and Staff guidance currently in effect. The Registrant is aware of the guidance provided in Release 10666 and that the Commission or Staff may, in the future, issue additional guidance regarding the use of derivatives, including total return swaps, and such guidance may impact the manner in which the Registrant currently applies asset coverage requirements.

Additional Investment Information, Special Investment Techniques and Related Risks

Comment 7(a): The introductory paragraph states that this section describes both principal and non-principal investment strategies and risks. Please revise this section to separately discuss principal and non-principal strategies and risks in subsections, with principal coming first.

Response:        The Registrant has revised this section to clarify that certain investments, investment strategies and risks are principal and certain others are non-principal. The Registrant further notes that each Portfolio has also identified certain principal strategies and risks in the corresponding Summary section of the Prospectus.

Comment 7(d): The section “Temporary Defensive Positions” in each Prospectus and SAI indicates that the International Strategic Equities Portfolio and the International Small Cap Portfolio also may invest in equity securities of U.S. issuers and may enter into foreign currency exchange contracts and options on foreign currencies. Please include in this disclosure an explanation of how these investments allow the Portfolios to take defensive positions.

Response:        The Registrant has revised its disclosure to clarify that each of the International Strategic Equities Portfolio and the International Small Cap Portfolio may temporarily, for defensive purposes, invest part or all of its portfolio in equity securities of U.S. issuers.

Investing in the Portfolios

Comment No. 8(d): Frequent Purchases and Redemptions of Portfolio Shares

(ii): The paragraph entitled “Account Blocking Procedures” indicates that remedial actions “may” take place and are therefore discretionary. Please add risk disclosure related to their subjective and therefore discretionary nature, i.e., remedial actions may not be applied uniformly and therefore, some investors may be treated differently than others, resulting in the risk that some investors may be allowed to market time while others will bear the effects of such market timing.

Response:        The Registrant respectfully declines to take this comment, as it believes its current policies with respect to account blocking procedures, as approved by the boards of directors of the funds in the AllianceBernstein fund complex, are accurately reflected and the disclosure is in compliance with Form N-1A. As previously noted, the disclosure indicates that the Fund will take remedial action in response to excessive or short-term trading. Further, the policies described in this section are intended to be applied in a uniform manner for similar funds across the AllianceBernstein fund platform. As a result, the Registrant respectfully submits that the disclosure included in the Prospectus should be consistent with the disclosure that has historically been included in this regard across the funds in the AllianceBernstein fund platform.

How the Portfolios Value Their Shares

Comment No. 9: Please provide the disclosure required by Item 11(a)(3) regarding the national/local/regional holidays on which the Portfolios shares will not be priced.

Response:        The Registrant has revised the disclosure to add the following language: “Each Portfolio’s NAV will not be calculated on any day during which the Exchange is closed, including during any customary weekend or holiday closings.”

STATEMENT OF ADDITIONAL INFORMATION

Temporary Defensive Positions and Fixed-Income Securities

Comment No. 15(a): Please confirm that the section “Temporary Defensive Positions” in each Prospectus accurately summarizes this section of the SAI.

Response:        The Registrant has conformed the disclosure such that the Prospectus language summarizes that of the SAI.

Financial Statements, Exhibits, and Certain Other Information

Comment No. 26: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:        The Registrant confirms it will file any financial statements, exhibits, and any other required disclosure by pre-effective amendment.

Comment No. 28: Please provide Tandy representations prior to effectiveness.

Response:        The Registrant’s Tandy representations are enclosed with this letter.

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The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy

Jessica A. Herlihy

cc:	Nancy E. Hay, AllianceBernstein L.P.
P. Jay Spinola, Willkie Farr & Gallagher LLP